Exhibit 99.1


                        ASIA ELECTRONICS HOLDING CO. INC.
                         c/o Harney, Westwood & Riegels
                               Craigmuir Chambers
                                  P.O. Box 71
                               Road Town, Tortola
                             British Virgin Islands

     I hereby represent that the following documents constitute fair and accurate translations of the respective Chinese documents to which they correspond:

Exhibit
   No.                                  Description
----------      ---------------------------------------------------------------
  2.1           Agreement among the Company, Xianyang Pianzhuan Development
                Co., Ltd. and Daewoo Electronic Components Co., regarding formation of Weihai Joint Venture

  3.1           Approval of Feasibility Study Report of Weihai Joint Venture

  3.2           Advice of Issuing Approval Certificate of Weihai Joint Venture

  3.3           Approval Certificate of Weihai Joint Venture

  3.4           Business License of Weihai Joint Venture

 10.1           Loan Agreement between Xianyang Pianzhuan Development Co., Ltd.
                and the Constructionn Bank of China



                                                By:
                                                   ----------------------------
                                                   Du Qingsong, Chairman of
                                                   the Board and Chief
                                                   Executive Officer